Applied Medical Devices, Inc.
5528 Westcott Circle
Frederick, MD 21073
(310) 396-1691

April 19, 2007

By EDGAR Transmission and by Hand Delivery

Rolaine Soril Bancroft
Attorney Advisor
Division of Corporate Finance/AD5
U.S. Securities and Exchange Commission.
100 F Street N.E.
Washington, D.C. 20549-3561

Re:	Applied Medical Devices, Inc. Schedule 14C Information Statement Filed September 19, 2006 File No. 000-09064

Ladies and Gentlemen:

On behalf of Applied Medical Devices, Inc. (the “Company”), we hereby submit the Company’s responses to the oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Schedule 14C Information Statement (the “Information Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

1.	Provide an analysis that the action detailed in the Information Statement is permitted under applicable Colorado law.

COMPANY RESPONSE.

The proposed action is clearly permitted by applicable Colorado law. Specifically,

Shareholder Vote. The action detailed in the Information Statement is shareholder authorization to the board of directors of the Company to effect a reverse stock split of the Company’s common stock within the parameters of such authorization. In accordance with Colorado Revised Statutes (“CRS”) Section 7-107-104, shareholders holding an aggregate of 205,678,790, representing approximately 55% of the Company’s total issued and outstanding shares of Common Stock consented to the shareholder action. The applicable Colorado law permits “…the shareholders holding shares having lot less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the shares entitled to vote thereon were present and voted consent to such action in writing”. The vote of a simple majority of shares was required to pass the resolution and, in fact, the holders of shares comprising more than a simple majority consented to such action in writing. The Company’s Articles of Incorporation do not require any “super-majority” voting on this issue and do not proscribe action taken by majority consent in lieu of a meeting.

U.S. Securities and Exchange Commission
April 19, 2007

Reverse Split. CRS Section 7-106-105 provides that “…the outstanding shares of a class or series may be reduced to a lesser number of shares by a reverse split made on the terms set forth in this section.” “For the reverse split to be effected…the board of directors shall recommend the reverse split to the holders of shares of the class or series that is to be reverse split….” The Information Statement clearly states that the Company’s board of directors recommended and sought approval from the majority of the shareholders entitled to vote. The Statutes further provide that the shareholders of the Company “…shall approve the reverse split.” Again, a majority of the shares entitled to vote on the reverse split have approved the action and, in accordance with the Statute, all shareholders shall have received notice prior to implementation of any reverse split. Finally, the Statute provides that “[t]he board of directors may condition the effectiveness of the reverse split on any basis.”

Fractional Shares. CRS Section 7-106-104 allows the Company’s board of directors to “[i]ssue scrip in registered or bearer form entitling the holder to receive a full share upon surrendering enough scrip to equal a full share.” The Statute further provides that the board of directors is empowered to provide that the scrip will become void if not exchanged for full shares before a stated date.” The board of directors intends to issue scrip to shareholders in lieu of fractional shares and to further provide that such scrip shall become void if not exchanged for full shares within 180 days of the date of issuance thereof.

2.	Revise the disclosure in the Information Statement to describe the factors the Company’s board of directors will consider in determining ratio applicable to the reverse split.

COMPANY RESPONSE.

The Information Statement has been amended to discuss the factors the Company’s board of directors will consider in determining the ratio applicable to the reverse split.

3.	Disclose whether or not the Company has any current prospects or agreements with any specific candidates relative to a business transaction or merger.

COMPANY RESPONSE.

At this time, the Company does not have any specific current prospects for a business transaction or merger and has no agreements with any specific candidates relative thereto. The Information Statement has been amended to reflect this

U.S. Securities and Exchange Commission
April 19, 2007

4.	State whether the reverse stock split will result in a “going private transaction” as defined in Rule 13e-3 promulgated under the Securities Exchange Act of 1934.

COMPANY RESPONSE.

It is the Company’s assumption that the basis for this comment is the Commission’s concern that the number of Company shareholders could be reduced below 300 as a result of the proposed reverse split. We have contacted the Company’s transfer agent, Corporate Stock Transfer, Inc. to determine how many of the Company’s current shareholders would hold at least one share of the Company’s common stock following a reverse split of one for 3,400 shares. We have been advised that the Company would have at least 799 shareholders holding at least one share of the Company’s Common Stock after a reverse split of one for 3,400 shares.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert L. B. Diener at (310) 396-1691.

Sincerely,

APPLIED MEDICAL DEVICES, INC.

By: /s/ Thomas Colligan
        Thomas Colligan
        President